ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED
JUNE 30, 2014
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of Canadian dollars)
	JUNE 30	DECEMBER 31
	2014	2013

ASSETS

Current Assets
Cash and cash equivalents	$6,345	$8,610
Accounts and other receivables	3,972	4,929
Inventories (see note 4)	5,288	5,260
Prepaid expenses and other current assets	402	437
	16,007	19,236

Non-Current Assets
Restricted cash and deposits (see note 5)	9,753	9,460
Long-term investments	685	539
Property, plant and equipment (see note 6)	24,209	25,810
Mineral properties (see note 7)	78,827	75,847
Intangible assets	316	321

Total Assets	$129,797	$131,213

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$3,190	$2,220
Income taxes payable	21	21
Environmental services contract loss provision	41	1
Deferred revenue	300	172
Flow-through share premium pending renunciation	754	1,506
	4,306	3,920
Non-Current Liabilities
Environmental services contract loss provision	184	112
Deferred revenue	1,280	1,234
Silver streaming interest (see note 9)	18,118	18,190
Decommissioning and rehabilitation provision	3,899	3,803
Deferred income tax liabilities	2,968	2,775

Total Liabilities	30,755	30,034

Shareholders’ Equity	99,042	101,179

Total Liabilities and Shareholders’ Equity	$129,797	$131,213

	COMMITMENTS (see note 20)
	SUBSEQUENT EVENTS (see note 21)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30			(unaudited)
(expressed in thousands of Canadian dollars, except per	Three months ended		Six months ended
share and share amounts)	2014	2013	2014	2013

Revenues
Mining operations	$105	$10,903	$361	$25,411
Environmental services	3,064	3,258	6,135	5,465
Total revenues	3,169	14,161	6,496	30,876

Cost of Sales (see note 12)
Mining operations	-	13,266	-	27,742
Environmental services	2,252	1,823	4,342	3,223
Total cost of sales	2,252	15,089	4,342	30,965

Gross Profit (Loss)
Mining operations	105	(2,363)	361	(2,331)
Environmental services	812	1,435	1,793	2,242
Total gross profit (loss)	917	(928)	2,154	(89)

General and administrative expenses (see note 13)	2,300	3,348	4,584	7,700
Mine site care and maintenance (see note 13)	752	-	1,492	-
Foreign exchange losses (gains)	(368)	(81)	(263)	(95)
Write-down of mineral properties (see note 8)	-	51,840	-	51,840
Write-down of property, plant and equipment (see note 8)	-	3,501	-	3,501
Loss on impaired long-term investments (see note 8)	-	1,785	-	1,785

	2,684	60,393	5,813	64,731

Operating Loss	(1,767)	(61,321)	(3,659)	(64,820)

Other Income (Expenses)
Investment income	17	101	24	288
Finance costs	(12)	(11)	(26)	(23)
Derivative loss	(7)	(68)	(7)	(99)

Loss Before Taxes	(1,769)	(61,299)	(3,668)	(64,654)

Income Tax Provision (Recovery) (see note 14)
Current	-	-	14	-
Deferred	(108)	(12,094)	(602)	(13,116)

Net Loss	(1,661)	(49,205)	(3,080)	(51,538)

Other Comprehensive Loss
Items that may be reclassified subsequently to net income (loss) –
Cumulative translation adjustments, net of tax $(325), $nil, $43 and $nil	(383)	(123)	34	(206)
Gain (loss) on long-term investments	3	(1,350)	153	(1,688)
Recycle loss on impaired long-term investments to current income	-	1,785	-	1,785

Total Comprehensive Loss	$(2,041)	$(48,893)	$(2,893)	$(51,647)

Loss Per Share (see note 15)
Basic	$(0.03)	$(0.81)	$(0.05)	$(0.85)
Diluted	$(0.03)	$(0.81)	$(0.05)	$(0.85)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30				(unaudited)
(expressed in thousands of Canadian dollars)	Three months ended		Six months ended
	2014	2013	2014	2013

Cash Flows from Operating Activities
Net loss	$(1,661)	$(49,205)	$(3,080)	$(51,538)
Items not affecting cash from operations –
Deferred revenue	(3)	(156)	174	(217)
Depletion of mineral properties	-	5,602	-	10,725
Environmental services contract loss provision	37	(129)	112	(213)
Silver streaming interest amount recognized	(25)	(3,028)	(73)	(5,687)
Depreciation of property, plant and equipment	742	798	1,465	1,501
Amortization of intangible assets	24	13	48	25
Share-based compensation expense	218	544	693	1,632
Finance costs, derivative (gain) loss and other	(472)	(60)	(278)	(91)
Write-down of inventory	-	223	-	886
Write-down of mineral properties	-	51,840	-	51,840
Write-down of property, plant and equipment	-	3,501	-	3,501
Write-down of long-term investments	-	1,785	-	1,785
Deferred income tax provision (recovery)	(108)	(12,094)	(602)	(13,116)

	(1,248)	(366)	(1,541)	1,033

Changes in non-cash working capital balances related to operations –
Decrease (increase) in accounts and other receivables	35	(249)	958	1,175
Decrease (increase) in inventories	3	(2,521)	(29)	(3,610)
Decrease (increase) in prepaid expenses and other current assets	(31)	(95)	36	(27)
Increase (decrease) in accounts payable and accrued liabilities	70	(305)	(455)	(708)

	(1,171)	(3,536)	(1,031)	(2,137)

Cash Flows from Investing Activities
Expenditures on mining operation properties	(67)	(3,744)	(225)	(5,652)
Expenditures on exploration and evaluation properties	(890)	(1,654)	(1,025)	(6,558)
Purchase of property, plant and equipment	(14)	(343)	(35)	(2,051)
(Increase) decrease in restricted cash and deposits	2	-	51	(532)

	(969)	(5,741)	(1,234)	(14,793)

Cash Flows from Financing Activities
Proceeds from issuance of flow-through shares	-	7,035	-	7,035
Issuance costs	-	(550)	-	(550)
Proceeds from exercise of stock options	-	-	-	140
Purchase of RSU settlement shares	-	-	-	(1,869)

	-	6,485	-	4,756

Decrease in Cash and Cash Equivalents	(2,140)	(2,792)	(2,265)	(12,174)

Cash and Cash Equivalents – Beginning of Period	8,485	13,706	8,610	23,088

Cash and Cash Equivalents – End of Period	$6,345	$10,914	$6,345	$10,914

	SUPPLEMENTAL INFORMATION (see note 17)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013							(unaudited)
(expressed in thousands of Canadian dollars)

	Common Shares
						Accumulated
			Share			Other
			Options and	Contributed	Accumulated	Comprehensive
	Shares	Amount	RSUs	Surplus	Deficit	Income	Total

Balance – December 31, 2013	62,172,233	$157,983	$11,092	$7,741	$(75,405)	$(232)	$101,179

Net loss					(3,080)		(3,080)
Other comprehensive loss	-	-	-	-	-	187	187
Share-based compensation expense recognized	-	-	756	-	-	-	756
Stock options forfeited	-	-	(2,342)	2,342	-	-	-
Release of RSU settlement shares	148,333	623	(623)	-	-	-	-

Balance – June 30, 2014	62,320,566	$158,606	$8,883	$10,083	$(78,485)	$(45)	$99,042

Balance – December 31, 2012	60,428,898	$155,042	$11,113	$5,364	$(24,955)	$(19)	$146,545

Net loss	-	-	-	-	(51,538)	-	(51,538)
Other comprehensive loss	-	-	-	-	-	(108)	(108)
Equity offering, net of issuance costs (see note 10)	2,100,000	4,442	-	-	-	-	4,442
Share-based compensation expense recognized	-	-	1,802	-	-	-	1,802
Exercise of share options	45,000	204	(65)	-	-	-	139
Stock options forfeited	-	-	(1,406)	1,406	-	-	-
Release of RSU settlement shares	43,333	164	(164)	-	-	-	-
Purchase of RSU settlement shares	(445,000)	(1,869)	-	-	-	-	(1,869)

Balance – June 30, 2013	62,172,231	$157,983	$11,280	$6,770	$(76,493)	$(127)	$99,413

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment. Despite the suspension and resulting lack of cash flow from mining operations, the Corporation believes that based on its current cash position and cash flows generated from its environmental business it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2013, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on August 12, 2014.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Accounting Standards and Amendments Issued but Not Yet Adopted

(i)

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for financial assets with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments – Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in the entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income (without having to adopt the remainder of IFRS 9).

In July 2014, the IASB issued the final version of IFRS 9. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. The Corporation has not yet determined what the impact will be on its financial statements from the adoption of IFRS 9.

(ii)

IFRS 15 Revenue from Contracts with Customers was issued in May 2014 and addresses the principles that an entity shall apply to determine and report the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier application permitted. The Corporation has not yet determined what the impact will be on its financial statements from the adoption of IFRS 15.

4.	Inventories

	June 30	December 31
	2014	2013

Ore in stockpiles	$4,269	$4,269
Materials and supplies	1,019	991

	$5,288	$5,260

During the three month and six month periods ended June 30, 2014, the cost of inventories recognized as an expense and included in mining cost of sales was $nil and $nil (2013 – $14,531,000 and $29,072,000), and also included in mining cost of sales were write-downs of lead concentrate inventory totaling $nil and $nil (2013 – $223,000 and $886,000) (see note 12).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Restricted Cash and Deposits

	June 30	December 31
	2014	2013

Non-current:
Security for remediation services agreement	$5,335	$4,992
Security for decommissioning obligations	4,200	4,173
Other	218	295

	$9,753	$9,460

Security for remediation services agreement of $5,335,000 (US$5,000,000) as at June 30, 2014 (December 31, 2013 – US$5,000,000) represents security that has been posted by Alexco Resource U.S. Corp., a wholly owned subsidiary of the Corporation and a member of AEG, in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer.

6.	Property, Plant and Equipment

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements &
Cost	Buildings	Other Site	Mill	Equipment	Other	Total

December 31, 2013	$1,364	$5,667	$23,632	$7,276	$1,294	$39,233
Additions	-	-	40	14	11	65
Disposals	-	-	-	(22)	-	(22)

June 30, 2014	$1,364	$5,667	$23,672	$7,268	$1,305	$39,276

				Heavy
		Camp,	Ore	Machinery and	Leasehold
Accumulated	Land and	Roads, and	Processing	Equipment	Improvements
Depreciation	Buildings	Other Site	Mill		& Other	Total

December 31, 2013	$95	$2,916	$5,154	$4,158	$1,100	$13,423
Depreciation	30	300	776	516	30	1,652
Disposals	-	-	-	(8)	-	(8)

June 30, 2014	$125	$3,216	$5,930	$4,666	$1,130	$15,067

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements &
Net book Value	Buildings	Other Site	Mill	Equipment	Other	Total

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

June 30, 2014	$1,239	$2,451	$17,742	$2,602	$175	$24,209

During the three month and six month periods ended June 30, 2014, the Corporation recorded total depreciation of property, plant and equipment of $829,000 and $1,652,000 (2013 – $830,000 and $1,751,000), of which $742,000 and $1,465,000 (2013 – $713,000 and $1,365,000) has been charged to income with $nil and $nil (2013 – $633,000 and $1,219,000) recorded to mining cost of sales, $164,000 and $179,000 (2013 – $34,000 and $58,000) recorded in environmental services cost of sales and $578,000 and $1,286,000 (2013 – $46,000 and $88,000) reflected under general and administrative expenses and mine site care and maintenance.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Of the balance, $87,000 and $187,000 (2013 – $104,000 and $282,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

As at June 30, 2013, the Corporation recorded an impairment charge to property, plant and equipment totaling $3,501,000 (see note 8).

7.	Mineral Properties

			Expenditures	Depletion
	December 31, 2013		Incurred	Recognized	June 30, 2014
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$17,715	$-	$150	$-	$17,865
Lucky Queen	-	9,084	25	-	9,109
Onek	-	807	366	-	1,173
McQuesten	-	3,670	20	-	3,690
Silver King	-	6,986	162	-	7,148
Flame & Moth	-	15,002	1,985	-	16,987
Bermingham	-	9,157	272	-	9,429
Elsa Tailings	-	884	-	-	884
Other Keno Hill Properties	-	12,352	-	-	12,352
Other		190	-	-	190

Total	$17,715	$58,132	$2,980	$-	$78,827

	Mining	Exploration and
	Operations	Evaluation
	Properties	Properties	Total

June 30, 2014
Cost	$128,963	$50,698	$179,661
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$28,129	$50,698	$78,827

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

During the three month and six month periods ended June 30, 2013, the Corporation recognized depletion with respect to Bellekeno totaling $6,404,000 and $11,360,000, of which $5,601,000 and $10,724,000 was included in mining cost of sales and the difference reflected the changes in depletion charge included within opening and ending ore and concentrate inventories for the period. Depletion for Bellekeno in 2013 was based 100% on indicated resources, as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. No depletion has been recognized in 2014.

As at June 30, 2013, the Corporation recorded an impairment charge to the Bellekeno, Lucky Queen, and Onek mineral properties totaling $51,840,000 (see note 8).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Impairment

As at June 30, 2013, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non- financial assets. In addition, sharp and significant declines in silver prices occurred during the three months ended June 30, 2013, and in July the Corporation announced a plan to suspend Bellekeno mining operations over the coming winter in light of the low silver price environment. As a result, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment had been determined to be a cash generating unit (“CGU”) for this purpose.

In carrying out this review, the Corporation was required to make significant judgments, including with respect to the allocation of assets to the mining operations CGU, as well as the selection and application of appropriate valuation methods. The Corporation was also required to make significant estimates and assumptions, including with respect to mine plan tonnages and grades, capital and operating costs, future commodity prices, foreign currency exchange rates, discount rates and net asset value multiples. By their nature, such estimates and assumptions are subject to significant uncertainty.

Recoverable amount was determined based on estimated fair value less cost of disposal (“FVLCD”), which for the mining operations CGU was determined to be greater than value in use. FVLCD for the mining operations CGU was determined based on the net present value of after-tax future cash flows expected to be generated within that unit. In addition, a net asset value multiple was applied to take account of certain additional value factors, particularly additional exploration potential and the benefit of optionality to the prices of silver, lead and zinc, being the main production metals of the unit. Factors were also applied for the expected benefit of potential operating cost optimizations. In making these determinations, metal prices over the next approximately four years were assumed to range from US$21.00 to US$23.50 for silver, US$0.93 to US$1.05 for lead and US$0.85 to $1.05 for zinc, and foreign currency exchange rates to be approximately US$0.96 per Canadian dollar, based on then-current consensus investment analyst forecasts. Expected future cash flows were discounted using a real after-tax rate of 10%, representing the time value of money and estimated risks specific to the assets under review. This estimate of FVLCD was categorized as Level 3 in the fair value hierarchy (see note 3(q) of the Corporation’s annual financial statements for the year ended December 31, 2013).

Based on the results of its review, the Corporation recognized an impairment loss at June 30, 2013 totaling $55,341,000, attributed as follows:

	Reporting Segment	Impairment Loss

Mineral properties:
Bellekeno	Mining operations	$20,182
Lucky Queen	Mining operations	9,145
Onek	Mining operations	22,513

Property, plant and equipment:
Ore processing mill	Mining operations	2,628
Heavy machinery and equipment	Mining operations	483
Camp, roads and other site	Mining operations	390

Total impairment loss		$55,341

The non-current non-financial assets in the mining operations segment were written down to their recoverable amount of $32,906,000. Consequently, any significant negative change in the key assumptions made in determining the recoverable amount could result in an additional impairment loss.

In addition, at June 30, 2013, the Corporation recorded an impairment charge of $1,785,000 in respect of its long-term investment in Till Capital Ltd. (formerly Americas Bullion Royalty Corp.), due to a significant and sustained decline observed in its traded market value.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at June 30, 2014, no new indicators of potential impairment have been identified with respect to the Corporation’s non-current non-financial assets in its mining operations segment or its long-term investment in Till Capital Ltd.

Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. As at June 30, 2013 and June 30, 2014, and pursuant to IFRS 6 Exploration For and Evaluation Of Mineral Resources, no indicators were identified which suggested the carrying amounts of the Corporation’s exploration and evaluation assets may exceed their recoverable amount.

9.	Silver Streaming Interest

	June 30	December 31
	2014	2013

Silver streaming interest	$18,118	$18,190

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the balance of the amounts advanced is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any advance amounts received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance amounts received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance amounts not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2015, as extended pursuant to an amendment entered into effective June 16, 2014 as more fully described below. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2015 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met (the “Additional Silver Delivery Requirement”). In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

Effective June 16, 2014, the Corporation entered into an agreement with Silver Wheaton to amend the silver streaming interest, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Corporation of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production re-commences in the Keno Hill District (the “ReCommencement Date”), with an option for the Corporation to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation’s existing holdings in the Keno Hill District.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The amendments to the silver streaming interest are subject to the Corporation paying Silver Wheaton US$20 million by December 31, 2014 (or such later date as the parties may agree), with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. Effective immediately on signing of the agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015. If the Corporation makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

10.	Shareholders’ Equity

Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Of the gross proceeds, $4,830,000 was attributed to issued common shares, and the remaining $2,205,000 was attributed to the sale of tax benefits. Net proceeds from the issuance were $6,649,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000, less the deferred income tax benefit of such costs of $166,000.

11.	Share-Based Compensation

Incentive Stock Options

The changes in incentive stock options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.94	717,000	-
Share-based compensation expense	-	-	475
Options forfeited	$5.61	(886,000)	(2,342)

Balance – June 30, 2014	$4.45	3,866,663	$8,229

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share-based compensation expense	-	-	1,223
Options exercised	$3.08	(45,000)	(65)
Options forfeited	$3.54	(823,499)	(1,406)

Balance – June 30, 2013	$5.23	4,407,996	$10,813

During the six month period ended June 30, 2014, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2013 – 1.4%) per annum, an expected life of options of 4 years (2013 – 4 years), an expected volatility of 65% based on historical volatility (2013 – 71%), an expected forfeiture rate of 4% (2013 – 4%) and no expected dividends (2013 – nil).

Incentive stock options outstanding and exercisable at June 30, 2014 are summarized as follows:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Options Outstanding			Options Exercisable

	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	1.72	$1.65	292,500	$1.65
$1.94	711,500	4.62	$1.94	237,167	$1.94
$3.45	779,996	2.73	$3.45	779,996	$3.45
$4.16	489,000	3.56	$4.16	326,000	$4.16
$4.46	108,000	0.62	$4.46	108,000	$4.46
$5.19	150,000	0.28	$5.19	150,000	$5.19
$6.92	612,000	2.57	$6.92	612,000	$6.92
$7.10	720,167	3.57	$7.10	720,167	$7.10
$8.13	3,500	3.86	$8.13	3,500	$8.13

	3,866,663	2.96	$4.45	3,229,330	$4.84

The weighted average share price at the date of exercise for options exercised during the three month and six month periods ended June 30, 2013 were $nil and $4.22 respectively.

During the three and six month periods ended June 30, 2014, the Corporation recorded total share-based compensation expense of $117,000 and $475,000 (2013 – $275,000 and $1,223,000) related to incentive stock options, of which $16,000 and $66,000 (2013 – $30,000 and $195,000) is recorded to mineral properties, $101,000 and $409,000 (2013 – $281,000 and $1,053,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

At the Corporation’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the stock option plan from a fixed to a rolling plan, under which the aggregate number of common shares issuable on exercise of stock options cannot exceed 9% of the number of common shares issued and outstanding from time to time.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units (“RSUs”)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2013	401,665	$996

Share-based compensation expense recognized		281
RSUs vested	(148,333)	(623)

Balance – June 30, 2014	253,332	$654

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share-based compensation expense recognized	-	579
RSUs vested	(43,333)	(164)

Balance – June 30, 2013	401,667	$467

A total of 315,000 RSUs were granted in January 2013, with total grant-date fair value determined to be $1,376,000. Included in general and administrative expenses for the three month and six month periods ended June 30, 2014 is share-based compensation expense of $114,000 and $281,000 (2013 – $262,000 and $579,000) related to RSU awards. As at June 30, 2014, the plan trust held 253,332 common shares of the Corporation for future settlement of granted RSUs.

At the Corporation’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the RSU plan whereby RSUs granted subsequent to the date of amendment can be settled in common shares of the Corporation issued from treasury, with the maximum grantable number of such RSUs fixed at 650,000. RSUs granted prior to the date of amendment can be settled only with common shares held by the plan trust and purchased through the open market at the time of granting, and not with shares issued from treasury, and do not reduce the 650,000 RSU fixed limit.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Cost of Sales

The Corporation recorded cost of sales for the three month and six month periods ended June 30, 2014 and 2013 as follows:

	Three Months Ended		Six Months Ended
	2014	2013	2014	2013

Mining operations –
Inventoried costs –
Direct production costs	$-	$8,054	$-	$16,150
Depreciation, depletion and share-based compensation	-	6,254	-	12,037
Inventory write-down	-	223	-	886
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	-	1,763	-	4,356
Silver streaming interest amount recognized (see note 9)	-	(3,028)	-	(5,687)
	-	13,266	-	27,742

Environmental services –
Direct service costs	2,088	1,789	4,163	3,165
Depreciation	164	34	179	58
	2,252	1,823	4,342	3,223

	$2,252	$15,089	$4,342	$30,965

13.	General and Administrative Expenses and Mine Site Care and Maintenance

The Corporation recorded general and administrative expenses for the three month and six month periods ended June 30, 2014 and 2013 as follows:

	Three Months Ended		Six Months Ended
	2014	2013	2014	2013

General and administrative expenses
Depreciation	$29	$26	$60	$68
Amortization of intangible assets	23	31	47	62
Business development and investor relations	202	213	317	367
Office, operating and non-operating overheads	412	471	770	1,116
Professional	187	245	253	524
Regulatory	33	100	136	156
Salaries and contractors	1,092	1,657	2,166	3,651
Share-based compensation	227	452	693	1,439
Travel	95	153	142	317

	$2,300	$3,348	$4,584	$7,700

In addition, during the three and six month periods ended June 30, 2014, the Corporation recorded mine site care and maintenance expenses of $752,000 and $1,492,000 respectively. Included within those amounts are depreciation on property, plant and equipment of $549,000 and $1,226,000 respectively, and share-based compensation of $5,000 and $14,000 respectively.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Income Tax Expense

The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. For the three month and six month periods ended June 30, 2014 and 2013, these differences result from the following items:

	2014	2013

Accounting loss before taxes	$(3,668)	$(64,654)
Federal and provincial income tax rate of 26.00% (2013: 25%)	(953)	(16,648)

Non-deductible permanent differences	79	428
Differences in foreign exchange rates	(75)	(74)
Effect of difference in tax rates	(106)	(2,691)
Change in benefits not recognized	545	6,693
Flow-through share renunciation	(32)	-
Yukon mineral tax	(149)	(397)
Change in estimate	103	(392)
Other	(14)	(35)
	351	3,532

Recovery of income taxes	$(602)	$(13,116)

15.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three month and six month periods ended June 30, 2014 and 2013:

	Three Months Ended		Six Months Ended
	2014	2013	2014	2013

Numerator
Net loss for the period	$(1,661)	$(49,205)	$(3,080)	$(51,538)

Denominator
For basic – weighted average number of shares outstanding	62,320,566	60,177,231	62,320,566	60,108,397
Effect of dilutive securities – incentive share options	-	-	-	-
For diluted – adjusted weighted average number of shares outstanding	62,320,566	60,177,231	62,320,566	60,108,37

Loss Per Share
Basic	$(0.03)	$(0.81)	$(0.05)	$(0.85)
Diluted	$(0.03)	$(0.81)	$(0.05)	$(0.85)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Financial Instruments

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value
	Hierarchy	June 30	December 31
	Classification	2014	2013
Loans and receivables –
Cash and cash equivalents	Level 1	$6,345	$8,610
Accounts receivable other than those arising from sales of concentrates	Level 2	3,972	4,873
		10,317	13,483

Fair value through profit or loss –
Accounts receivable arising from sales of concentrates	Level 2	-	56
Long-term investment in warrants	Level 2	7	14
		7	70

Held to maturity investments –
Restricted cash and deposits –
Term deposits	Level 2	9,753	9,460

Available for sale –
Long-term investment in common shares	Level 1	678	525

Financial liabilities –
Accounts payable and accrued liabilities	Level 2	(3,190)	(2,220)

		$17,565	$21,318

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Accounts receivable arising from sales of concentrates includes exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition. Measurement of such exposure is based on estimated prices for contained payable metal on which final settlement will be determined, with such estimates based on quoted forward prices.

All term deposits carried initial maturity periods of twelve months or less and are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month and six month periods ended June 30, 2014 and 2013 is summarized as follows:

	Three Months Ended		Six Months Ended
	2014	2013	2014	2013

Operating Cash Flows Arising From Interest and Taxes
Interest received	$37	$44	$51	$189
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$16	$30	$66	$195
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$(202)	$(261)	$(258)	$(288)
Exploration and evaluation properties	$(1,126)	$(283)	$(1,173)	$(351)
Property, plant and equipment	$-	$1	$8	$4

18.	Segmented Information

The Corporation had two operating segments during the three month and six month periods ended June 30, 2014 and 2013, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine during 2013 producing silver, lead and zinc in the form of concentrates. The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month and six month periods ended June 30, 2014 and 2013 is summarized as follows:

For the three months ended	Environmental	Mining
June 30, 2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,773	$-	$-	$-	$1,773
Non-Canadian	1,291	105	-	-	1,396
Intersegment	551	-	-	-	551
Total segment revenues	3,615	105	-	-	3,720
Intersegment revenues eliminated on consolidation	(551)	-	-	-	(551)
Total revenues as reported	3,064	105	-	-	3,169

Cost of sales	2,252	-	-	-	2,252
Depreciation and amortization	30	-	-	21	51
Share-based compensation	46	-	-	181	227
Other G&A expenses	904	25	-	1,093	2,022
Other mine site care and maintenance	-	752	-	-	752
Foreign exchange gain	-	(7)	-	(361)	(368)
Investment income	-	-	-	(17)	(17)
Finance costs	-	12	-	-	12
Derivative loss	-	-	-	7	7

Segment loss before taxes	$(168)	$(677)	$-	$(924)	$(1,769)

Total assets	$10,833	$40,334	$71,847	$6,783	$129,797

For the three months ended	Environmental	Mining
June 30, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,412	$-	$-	$-	$1,412
Non-Canadian	1,845	10,904	-	-	12,749
Intersegment	365	-	-	-	365
Total segment revenues	3,622	10,904	-	-	14,526
Intersegment revenues eliminated on consolidation	(365)	-	-	-	(365)
Total revenues as reported	3,257	10,904	-	-	14,161

Cost of sales	1,823	13,266	-	-	15,089
Depreciation and amortization	38	-	-	21	59
Share-based compensation	70	127	-	256	453
Other G&A expenses	744	1,005	-	1,085	2,832
Foreign exchange gain	1	(100)	-	19	(80)
Investment income	-	-	-	(100)	(100)
Finance costs	-	11	-	-	11
Derivative loss	-	-		68	68
Write-down of mineral properties	-	51,840	-	-	51,840
Write-down of property, plant and equipment	-	3,501	-	-	3,501
Write-down of long term investments	-	-	-	1,785	1,785

Segment income (loss) before taxes	$581	$(58,746)	$-	$(3,134)	$(61,299)

Total assets	$11,959	$48,899	$71,589	$14,184	$146,631

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the six months ended	Environmental	Mining
June 30, 2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,574	$-	$-	$-	$3,574
Non-Canadian	2,561	361	-	-	2,922
Intersegment	1,349	-	-	-	1,349
Total segment revenues	7,484	361	-	-	7,845
Intersegment revenues eliminated on consolidation	(1,349)	-	-	-	(1,349)
Total revenues as reported	6,135	361	-	-	6,496

Cost of sales	4,342	-	-	-	4,342
Depreciation and amortization	60	-	-	47	107
Share-based compensation	155	-	-	538	693
Other G&A expenses	1,599	52	-	2,133	3,784
Other mine site care and maintenance	-	1,492	-	-	1,492
Foreign exchange gain	4	(20)	-	(247)	(263)
Investment income	-	-	-	(24)	(24)
Finance costs	-	26	-	-	26
Derivative loss	-	-	-	7	7

Segment loss before taxes	$(25)	$(1,189)	$-	$(2,454)	$(3,668)

Total assets	$10,833	$40,334	$71,847	$6,783	$129,797

For the six months ended	Environmental	Mining
June 30, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,991	$-	$-	$-	$2,991
Non-Canadian	2,473	25,411	-	-	27,884
Intersegment	1,242	-	-	-	1,242
Total segment revenues	6,706	25,411	-	-	32,117
Intersegment revenues eliminated on consolidation	(1,241)	-	-	-	(1,241)
Total revenues as reported	5,465	25,411	-	-	30,876

Cost of sales	3,223	27,742	-	-	30,965
Depreciation and amortization	80	-	-	52	132
Share-based compensation	267	288	-	885	1,440
Other G&A expenses	1,531	1,882	-	2,714	6,127
Foreign exchange gain	1	(100)	-	5	(94)
Investment income	-	-	-	(287)	(287)
Finance costs	-	23	-	-	23
Derivative loss	-	-		98	98
Write-down of mineral properties	-	51,840	-	-	51,840
Write-down of property, plant and equipment	-	3,501	-	-	3,501
Write-down of long term investments	-	-	-	1,785	1,785

Segment income (loss) before taxes	$363	$(59,765)	$-	$(5,252)	$(64,654)

Total assets	$11,959	$48,899	$71,589	$14,184	$146,631

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the three month and six month periods ended June 30, 2014 and 2013, revenue from mining operations was derived as follows from payable metals contained in concentrate:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Silver	$79	$8,672	$243	$20,322
Lead	12	2,861	(18)	6,388
Zinc	-	937	(3)	1,872
Gold	21	186	162	320
	112	12,656	384	28,902
Smelter treatment and refining charges	(7)	(1,753)	(23)	(3,491)

Reported mining operations revenue	$105	$10,903	$361	$25,411

19.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month and six month periods ended June 30, 2014 and 2013 are summarized as follows:

	(a)	Key Management Personnel Compensation

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Salaries and other short-term benefits	$495	$508	$977	$1,145
Share-based compensation	179	604	527	1,207

	$674	$1,112	$1,504	$2,352

Key management includes the Corporation’s Board of Directors and members of senior management.

20.	Commitments

As at June 30, 2014, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases for the remainder of 2014 and for each full year thereafter are as follows:

2014	$248
2015	363

$611

(b)

As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares the Corporation is required to incur further renounceable exploration expenditures totaling $2,402,000 by December 31, 2014.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $270,000.

21.	Subsequent Events

Subsequent to June 30, 2014, the Corporation has entered into an agreement with an underwriter, on a bought deal basis pursuant to a short form prospectus, for the sale of 6,100,000 units at a price of $1.15 per unit for gross proceeds of $7,015,000. Each unit is comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. Closing is anticipated to occur August 21, 2014, and the underwriter has been granted an overallotment option to purchase up to an additional 915,000 units, or up to 457,500 additional warrants or a combination thereof, within 30 days of closing.